

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2013

Via E-Mail
Paul Heney
Chief Executive Officer
Rainchief Energy Inc.
Suite 1110 -1185 West Georgia Street
Vancouver, British Columbia
Canada V6E 4E6

>   **Re: Rainchief Energy Inc.**
>   **Form 20-F for the Year Ended December 31, 2012**
>   **Filed May 3, 2013**
>   **File No. 000-52145**

Dear Mr. Heney:

We have limited our review of your Form 20-F to the issues we address in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Exhibit 99.1 – Consolidated Financial Statements

Independent Auditor's Report, page 3

1. Please amend to include an audit opinion that refers to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board or include a reconciliation to US GAAP. Refer to Item 17(c) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, Staff Accountant at (202) 551-3774 if you have any questions regarding our comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining